QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
File No. 333-185111

CORPORATE PROPERTY ASSOCIATES 18 — GLOBAL INCORPORATED

Prospectus Supplement No. 6 Dated January 14, 2014
To Prospectus Dated July 11, 2013

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 18 — Global Incorporated, dated July 11, 2013 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 18 — Global Incorporated upon request.

INDEX TO THE SUPPLEMENT

Recent Developments	S-1
Description of the Properties	S-2

RECENT DEVELOPMENTS

Our Offerings and Issuances through our Distribution Reinvestment and Stock Purchase Plan

        As detailed in the Prospectus, we are offering up to $1,400,000,000 of our common stock, in any combination of Class A and Class C Shares, including $400,000,000 in shares of common stock through our distribution reinvestment plan. As of January 7, 2014, we have issued 22,515,994 Class A Shares ($224,490,237) and 2,914,364 Class C Shares ($27,249,304) in connection with our offering, raising aggregate gross proceeds of approximately $251,739,541. In addition, we have issued 4,976 Class A Shares ($47,777) and 1,931 Class C Shares ($17,342) through our distribution reinvestment plan.

New Acquisitions

        On December 30, 2013, we completed the acquisition of three industrial facilities, two in Indiana and one in South Carolina, from Crowne Group, Inc., an unaffiliated third party, for approximately $21.3 million, plus acquisition fees and third party closing costs.

        On December 18, 2013, we completed the acquisition of an 80% interest in a newly formed joint venture owning five retail stores in Croatia from Agrokor d.d. ("Agrokor"), an unaffiliated third party, for approximately €50.0 million ($68.8 million), plus acquisition fees and third party closing costs. Our affiliate, Corporate Property Associates 17 — Global Incorporated, acquired the other 20% interest. The total acquisition cost was approximately €67 million ($92.2 million).

Description of the Properties

        The following section is inserted after the "Prospectus Summary — Our Investment Strategy" section, which begins on page 16 of our prospectus.

        As of the date of this prospectus we own interests in three real estate investments, all of which are leased to single tenants on a long-term net leased basis. All properties are 100% occupied by the tenant unless otherwise indicated. The table below sets forth information with respect to our materially important real estate investments as of the date of this prospectus.

Lessee (Guarantor)	Property Location	Ownership Interest	Purchase Price(1)(2)	Transaction Closing Costs(2)	Initial Acquisition Fee(2)	Subordinated Acquisition Fee(2)	Primary Property Type(3)	Tenant Industry	Approximate Square Footage(2)	Initial Annual Rent(2)	Rent Increase Factor	Lease Expiration	Maximum Term	Amount of Non- Recourse Financing(2)	Date of Acquisition	Annual Real Estate Taxes for 2013	Real Estate Property Tax Rate for 2013

State Farm Mutual Automobile Company(4)	Austin, TX	50%	$110,000,000	$412,197	$2,884,476	$2,307,580	3	Insurance	479,411	$6,957,919	2% annually	8/20/28	8/20/38	$72,800,000	8/20/13	$1,028,000	2.456%

Konzum d.d. (Agrokor d.d.)(5)	Split, Zadar, Zagreb, Croatia	80%	$85,986,000	$2,061,118	$2,304,891	$1,843,924	4	Grocery	575,000	$7,738,763	100% annual CPI	12/31/33	12/31/53	—	12/18/13	$—	—

        Information with respect to our other real estate investment as of the date of the prospectus is as follows:

Lessee (Guarantor)	Property Location	Ownership Interest	Purchase Price(1)	Initial Acquisition Fee	Subordinated Acquisition Fee	Primary Property Type(3)	Lease Expiration	Amount of Non-Recourse Financing	Date of Acquisition

Century Tube, LLC, Carter Fuel Systems, LLC, AVM Industries, LLC (Crowne Group Inc.)	Logansport, IN, Madison, IN, Marion, SC	100%	$21,288,125	$557,281	$445,824	1	1/31/39	$12,260,177	12/30/13
(1)
Purchase price means the contractual purchase price excluding acquisition fees and transaction closing costs.

(2)
All amounts shown are for the total investment, that is, at 100%, as of the date of acquisition/financing.

(3)
Property types are coded as follows: 1 — Industrial/Manufacturing; 2 — Distribution/Warehouse; 3 — Office/Institutional Research; 4 — Retail.

(4)
As of the acquisition date, the Federal tax basis for the property was $113,008,225. The non-recourse financing has a seven-year term and an interest rate of 4.5% and is interest-only. The investment was financed in part by a $15,000,000 loan from an affiliate of our advisor at a rate of LIBOR plus 1.75% and a maturity date of August 20, 2014. We repaid this loan in full on October 4, 2013.

(5)
As of the acquisition date, the Federal tax basis for the property was estimated to be $86,958,173.

QuickLinks

  Filed Pursuant to Rule 424(b)(3) File No. 333-185111
CORPORATE PROPERTY ASSOCIATES 18 — GLOBAL INCORPORATED
Prospectus Supplement No. 6 Dated January 14, 2014 To Prospectus Dated July 11, 2013
INDEX TO THE SUPPLEMENT